Mail Stop 3561

July 10, 2009

Russell A. Boss
Chairman
A. T. Cross Company
One Albion Road
Lincoln, RI 02865

> **Re:** **A. T. Cross Company**
> **Form 10-K for Fiscal Year Ended January 3, 2009**
> **Filed March 18, 2009**
> **Definitive Proxy Statement on Schedule 14A**
> **Filed March 26, 2009**
> **Form 10-Q for the Fiscal Quarter Ended April 4, 2009**
> **Filed May 13, 2009**
> **File No. 001-06720**

Dear Mr. Boss:

We have reviewed your filing and have the following comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. You should comply with the comments in all future filings, as applicable. Please confirm in writing that you will do so and also explain to us how you intend to comply, within the time frame set forth below. Please understand that after our review of your response, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comment or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for Fiscal Year Ended January 3, 2009

Liquidity and Capital Resources, page 12

1.      We note on page 13 that you are required to comply with several covenants under your line of credit agreement and that you had defaulted under certain covenants as of January 3, 2009.  Please tell us whether the likelihood of non-compliance with the covenants or default of the debt is remote.  If the likelihood is more than remote, provide us and disclose in future filings the calculated ratios in addition to the minimum/maximum ratios established by the agreement.  In addition, revise future filings to discuss the potential consequences of not complying with or being able to obtain waivers for defaults in the future.  Refer to FRC 501.03 for additional guidance.

Critical Accounting Policies and Estimates, page 14

Contractual Obligations and Commercial Commitments, page 14

2.      We note in the table presented on page 14 that it appears you do not plan to pay any amounts towards pension plan obligations beyond 2009.  Please clarify your presentation of pension plan obligations within the table and reconcile the presentation to your deficiency of plan assets over projected benefit obligation as of January 3, 2009 as shown on page 31.  In addition, provide a footnote that describes the legal obligation.

Retirement Obligations, page 15

3.      We note that you assumed an expected rate of return on plan assets of 8.125% in 2007 and did not change the assumption in 2008.  We further note on page 31 that you recorded an actual loss on plan assets of $6,631 thousand in 2008 and a return of $574 thousand in 2007.  Given the economic environment, please tell us and discuss in future filings the factors you considered in determining your assumed expected rate of return on plan assets.  In addition, expand your discussion of your critical accounting estimates to provide a sensitivity analysis that demonstrates how a reasonably likely change in the assumed long-term rates of return would impact the results of operations and funding obligations.

Notes to Consolidated Financial Statements, page 23

Note K – Income Taxes, page 34

4.      We note on page 37 your disclosure of geographic information.  Please tell us whether you have offset current deferred tax liabilities and assets and noncurrent deferred tax liabilities and assets for different tax-paying components or jurisdictions.  See paragraph 42 of SFAS 109.

Item 15. Exhibits, Financial Statement Schedules

5.      We note that Exhibit 10.8 is incorporated by reference to your Form 8-K filed October 25, 2005.  We also note that the exhibit was not filed with that Form 8-K. Please file the exhibit as an amendment to your next periodic report filed under the Securities Exchange Act of 1934.

6.      We note that certain of the schedules and all of the exhibits are omitted from Exhibit 10.9.  Please file a complete copy of the exhibit as an amendment to your next periodic report filed under the Securities Exchange Act of 1934.

* * * * *

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response.  Please furnish a cover letter that keys your responses to our comments and provides any requested information.  Detailed cover letters greatly facilitate our review.  Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision.  Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Brian McAllister at (202) 551-3341 or Ryan Milne at (202) 551-3688 if you have questions regarding comments on the financial statements and related matters.  Please contact Damon Colbert at (202) 551-3581 or David Link at (202) 551-3356 with any other questions.

Sincerely,

John Reynolds
Assistant Director